EXHIBIT 1.2

KongZhong Corporation Reports Unaudited First Quarter 2008 Financial Results

Beijing, China, May 16, 2008 - KongZhong Corporation (NASDAQ: KONG), a leading wireless value-added services (WVAS) and wireless media company in China, today announced its unaudited first quarter 2008 financial results.

First Quarter 2008 Financial Highlights:
●	Total revenues increased 8% sequentially to $21.39 million, exceeding the Company’s first-quarter revenue guidance of $20 million to $21 million.
●	Total mobile advertising revenues were $212,000.
●	US GAAP net income was $0.09 million. Basic earnings per ADS were $0.00. Diluted earnings per ADS were $0.00.
●
Non-GAAP net income was $0.95 million. Non-GAAP diluted earnings per ADS were $0.03. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Commenting on the results, KongZhong’s Chairman and Chief Executive Officer, Yunfan Zhou, said, “Our WVAS revenues increased in Q1 mainly as a result of seasonal factors. However, seasonal factors also resulted in our lower mobile advertising revenues. We expect our mobile advertising revenues to increase rapidly in Q2. In 2008, we will continue pursuing our wireless Internet strategic initiative.”

Financial Results:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

WVAS segment
	For the Three Months Ended March 31, 2007 (US$ thousands)	For the Three Months Ended December 31, 2007 (US$ thousands)	For the Three Months Ended March 31, 2008 (US$ thousands)
WVAS Revenues
2.5G:
WAP	$4,399	$2,154	$3,060
MMS	4,130	2,797	2,868
JAVATM	693	664	781
	9,222	5,615	6,709
2G:
SMS	8,563	7,995	9,592
IVR	1,017	4,269	2,873
CRBT	1,197	1,591	1,971
	10,777	13,855	14,436
Total WVAS revenues	19,999	19,470	21,145
WVAS Cost of revenues	9,204	10,054	11,587
WVAS Gross profit	10,795	9,416	9,558
WVAS Operating expenses
Product development	2,275	1,965	2,189
Sales & marketing	2,937	3,223	3,579
General & administrative	2,167	1,568	1,648
Subtotal	7,379	6,756	7,416
WVAS Operating income	3,416	$2,660	$2,142

WVAS Gross margin	54%	48%	45%
WVAS Operating margin	17%	14%	10%

Total WVAS revenues for the first quarter increased 9% sequentially to $21.15 million, mainly because of an increase in the volume of our services during the holiday season in the PRC. Revenues from 2.5G services accounted for approximately 32% of total WVAS revenues and revenues from 2G services represented the remaining 68%.

Revenues from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and JAVATM technologies, increased 19% sequentially to $6.71 million. WAP revenues in the first quarter of 2008 were $3.06 million, an increase of 42% sequentially. MMS revenues in the first quarter of 2008 were $2.87 million, an increase of 3% sequentially. JAVATM revenues in the first quarter of 2008 were $0.78 million, an increase of 18% sequentially.

Revenues from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), increased 4% sequentially to $14.44 million in the first quarter of 2008. SMS revenues in the first quarter of 2008 increased 20% sequentially to $9.59 million. IVR revenues in the first quarter of 2008 decreased 33% sequentially to $2.87 million. CRBT increased 24% sequentially to $1.97 million the first quarter of 2008.

The aggregate revenues from China Unicom, China Telecom and China Netcom accounted for approximately 24% of the total first quarter WVAS revenues, while revenues from China Mobile accounted for the remaining 76%.

WVAS Cost and Expenses

The WVAS cost of revenues in the first quarter of 2008 totaled $11.59 million, an increase of 15% sequentially. WVAS gross margin in the first quarter of 2008 decreased to 45% compared to 48% in the fourth quarter of 2007, mainly as a result of higher revenue sharing with mobile handset manufacturers.

Total WVAS operating expenses in the first quarter of 2008 were $7.42 million, an increase of 10% sequentially, mainly because of an increase in compensation to our employees. Product development expenses increased by 11% sequentially and represented 10% of revenues. Sales and marketing expenses increased by 11% sequentially and represented 17% of revenues. General and administrative expenses increased by 5% sequentially and represented 8% of revenues.

Wireless Internet segment
	For the Three Months Ended March 31, 2007 (US$ thousands)	For the Three Months Ended December 31, 2007 (US$ thousands)	For the Three Months Ended March 31, 2008 (US$ thousands)
Mobile advertising revenues	$116	$298	$212
Other revenues	12	42	29
Total Revenues	128	340	241
Cost of revenues	182	166	233
Gross (loss) profit	(54)	174	8
Operating expenses	2,447	3,223	3,249
Operating loss	$(2,501)	$(3,049)	$(3,241)

Total mobile advertising revenues, which were mainly generated from KongZhong’s wireless Internet sites, were $212,000 in the first quarter of 2008 as the advertising market is seasonally low in Q1.

Operating expenses related to the Company’s wireless Internet sites were $3.25 million, which included $1.84 million in marketing and advertising expenses.

The Company’s total headcount increased from 804 as of December 31, 2007 to 817 as of March 31, 2008.

Earnings
US GAAP net income totaled $0.09 million in the first quarter of 2008. Basic earnings per ADS were $0.00. Diluted US GAAP earnings per ADS were $0.00 for the first quarter.
Non-GAAP net income in the first quarter of 2008 was $0.95 million. Diluted Non-GAAP earnings per ADS were $0.03 for the first quarter.

Balance Sheet and Cash Flow
As of March 31, 2008, the Company had $126.81 million in cash and cash equivalents. Cash in-flows from operating activities totaled $2.32 million in the first quarter of 2008.

Business Outlook:
Based on information available on May 16, 2008, the Company expects total revenues for the second quarter of 2008 to be between $22 million and $23 million.

Conference Call:
The Company’s management team will conduct a conference call at 8:30 am Beijing time on May 16 (8:30 pm Eastern time and 5:30 pm Pacific time on May 15, 2008). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended March 31, 2007	For the Three Months Ended December 31, 2007	For the Three Months Ended March 31, 2008
Revenues	$20,127	$19,810	$21,386
Cost of revenues	9,386	10,220	11,820
Gross profit	10,741	9,590	9,566
Operating expense
Product development	3,204	3,047	3,576
Sales & marketing	4,401	5,363	5,422
General & administrative	2,221	1,569	1,667
Subtotal	9,826	9,979	10,665
Operating income (loss)	915	(389)	(1,099)
Non-operating income
Interest income	1,024	889	1,273
Investment income	208	-	-
Subtotal	1,232	889	1,273
Income before tax expense	2,147	500	174
Income tax expense (benefit)	585	(187)	86
Net income	$1,562	$687	$88

Basic earnings per ADS	$0.04	$0.02	$0.00
Diluted earnings per ADS	$0.04	$0.02	$0.00
ADS outstanding (million)	35.58	35.58	35.58
ADS used in diluted EPS calculation (million)	35.77	35.81	35.93

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Three Months Ended March 31, 2007	For the Three Months Ended March 31, 2008
Cash Flows From Operating Activities
Net Income	$1,562	$88
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	569	671
Depreciation and amortization	692	746
Gain on sales of investment	(208)	-
Changes in operating assets and liabilities	(2,466)	810
Net Cash Provided by Operating Activities	149	2,315

Cash Flows From Investing Activities
Proceeds from sales of investment	208	-
Purchase of property and equipment	(381)	(328)
Acquisition of subsidiaries	(17,000)	(1,500)
Net Cash Used in Investing Activities	(17,173)	(1,828)

Cash Flows From Financing Activities
Proceeds from exercise of share options	125	-
Net Cash Provided by Financing Activities	125	-

Effect of foreign exchange rate changes	859	3,981

Net (decrease) increase in Cash and Cash Equivalents	($16,040)	$4,468
Cash and Cash Equivalents, Beginning of Period	$131,402	$122,343
Cash and Cash Equivalents, End of Period	$115,362	$126,811

KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	March 31, 2007	December 31, 2007	March 31, 2008
Cash and cash equivalents	$115,362	$122,343	$126,811
Accounts receivable (net)	14,234	14,993	15,874
Other current assets	2,567	4,498	4,381
Total current assets	132,163	141,834	147,066

Rental deposits	449	447	465
Intangible assets (net)	1,809	1,266	1,132
Property and equipment (net)	3,128	3,427	3,357
Long-term investment	-	-	1,500
Goodwill	32,987	34,919	36,361
Total assets	$170,536	$181,893	$189,881

Accounts payable	$6,428	$5,597	$7,547
Other current liabilities	4,774	5,697	5,420
Total current liabilities	11,202	11,294	12,967

Non-current deferred tax liability	129	123	147
Total liabilities	$11,331	$11,417	$13,114

Shareholders’ equity	159,205	170,476	176,767
Total liabilities & shareholders’ equity	$170,536	$181,893	$189,881

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles (GAAP), the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain on sales of investment, and share-based compensation expense.

Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended March 31, 2007	For the Three Months Ended December 31, 2007	For the Three Months Ended March 31, 2008
GAAP Net Income	$1,562	$687	$88
Gain on sales of investment	(208)	-	-
Share-based compensation	569	672	671
Amortization or write-off of intangibles	206	215	189
Non-GAAP Net Income	$2,129	$1,574	$948

Non-GAAP adjusted diluted net income per ADS ønote 1÷	$0.06	$0.04	$0.03

Note 1: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP Net Income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation.

About KongZhong:
KongZhong Corporation is a leading wireless value-added services and wireless media company in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless Internet and mobile advertising industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: +86 10 8857 6000	Tel: +86 10 8857 6000
Fax: +86 10 8857 5891	Fax: +86 10 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com